NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS

NOTICE DECLARING INTENTION TO BE QUALIFIED

UNDER NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS ("NI 44-101")

September 14, 2006

TO:

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

MIGENIX Inc. ("MIGENIX") intends to be qualified to file a short form prospectus under NI 44-101. MIGENIX acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence MIGENIX’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by MIGENIX.

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MIGENIX Inc.

“Arthur J. Ayres”

Arthur J. Ayres

Chief Financial Officer